

October 22, 2012

Sent by secure e-mail
Mr. Naritomo Ikeue
President
UBIC, Inc.
Meisan Takahama Building
2-12-23 Kounan
Minato-ku, Tokyo 108-0075
Japan

> **Re: UBIC, Inc.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted September 25, 2012**
> **CIK No. 1550935**

Dear Mr. Morimoto:

We have reviewed your amended confidential draft registration statement and the letter dated September 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2012.

Use of Proceeds, page 26

1.   You state on page 4 that you plan "to materially increase [y]our marketing efforts" with and to your strategic partners. To the extent that the net offering proceeds are needed to fund these planned additional marketing expenditures, your Use of Proceeds section should address this.

Dilution, page 29

2.   We note the calculation of net tangible book value provided in response to prior comment 29 does not exclude certain intangible assets or deferred taxes. The staff believes

generally that tangible assets should exclude any intangible asset (such as deferred costs or goodwill) that cannot be sold separately from all other assets of the business, and should exclude any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity. Please provide us with your consideration of these items and revise your calculation to exclude these items and update your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

3.   We note that during the three months ended June 30, 2012, operating income and operating income as a percentage of total revenue decreased when compared to the three months ended June 30, 2011, which appears to be the result of your global expansion efforts. Please clarify and to the extent that this decrease represents an anticipated trend in your operations, please revise your disclosures to include an expanded discussion, including quantification where available, of your expansion efforts and the potential impact on your future operations. Also, tell us your consideration to include a discussion regarding the decreasing revenue growth in Japan and how you anticipate your global expansion efforts will compensate for this apparent negative trend. We refer you to Section III.B of SEC Release 33-8350.

4.   We note you removed your reference to "considerable and successful efforts" based upon your response to prior comment 15. However, it appears that your disclosures for selling, general and administrative expenses from March 31, 2010 to March 31, 2011 and from March 31, 2011 to March 31, 2012 do not address how the company improved such costs as a percentage of revenue during these time periods.   Please revise your disclosures to address the reasons for this improvement.

5.   We refer to your plan to materially increase your marketing efforts with and to United States and international law firms, litigation consultants and other providers of eDiscovery and electronic data forensics solutions and services. You should describe in your results of operations whether these plans represent any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. To the extent you expect such plan to cause a material change in the relationship between costs and revenues, quantitative data should be disclosed. See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources

Cash flows, page 59

6.   You indicate in your disclosures on page 60 that DSO increased due to "trade receivables of the U.S. Operations due from a certain law firm." You also indicate a portion of the

cash payment was received in July and August 2012. Please tell us the amount of subsequent cash payment. To the extent a significant portion of these receivables remained outstanding subsequent to these cash collections, please provide us with your expectation as to when amounts will be paid, the likelihood of collection, and if you recorded any bad debt expense associated with these receivables. Also, explain further why additional time is required to collect payments from the end-user clients in the U.S.

Material Capital Requirements

7.   To the extent you expect your plan to materially increase your marketing efforts with and to your prospective partners will cause marketing expenses in the current period (or during the next 12 months) to increase materially, such anticipated expenditures should be described in your liquidity and capital resources section. Note that even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where the expenditures are necessary to a continuation of your current growth trend. For guidance, see Section III.B of SEC Release No. 33-6835.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105, Mary Cascio, Special Counsel, at (202) 551-3676 or the undersigned at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal